FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 4, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL COMPLETES REPAIR OF COKING BATTERY #4 AT CHELYABINSK
METALLURGICAL PLANT

Chelyabinsk, Russia – September 4, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that it has completed the repair of coking battery #4 at its Chelyabinsk Metallurgical Plant.

Repair of coking battery #4 has been performed at Mechel Coke OOO, a subsidiary of Mechel Group’s Chelyabinsk Metallurgical Plant . During the repair process, the capacity of 61 compartments within coking battery #4 was increased by 41 thousand tonnes per year, bringing the total output of the facility up to 440 thousand tonnes of commercial coke annually.

As part of the repair of coking battery #4, separation walls were re-laid at a depth of five to six vertical flues. Additionally, anchorage, reservation, and cradles were replaced and the functionality of the facility’s headpiece was restored.

Repair activities at coking battery #4 are targeted at decreasing the environmental impact and meeting international standards on product quality. As for the environment protection at the facility, pneumatic seals of ascension-pipe lids were mounted on the renovated coke battery to significantly reduce emissions from steel production.

Coking battery #4 is currently being warmed up and the total operation of eight batteries is involved in the coking and by-product process at Chelyabinsk Metallurgical Plant.

Ensuring solid supplies and reserves of raw materials for its facilities is one of the primary goals of Mechel OAO. In particular, Mechel’s steel production is sourced with its own coke produced from coking coal mined at the Company’s open-pit and underground mines. This synergy allows the Company to enhance operational efficiency, improve control overall production quality, reduce costs and improve financial results for the Company.

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Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date: September 4, 2008